[Letterhead of HLI Operating Company, Inc.]

November 12, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hayes Lemmerz Funding Company, LLC Withdrawal of Registration Statement on Form S-4 Form RW

Ladies and Gentlemen:

     This letter is to advise you that we are withdrawing the following Registration Statement, together with all exhibits thereto (collectively, the “Registration Statement”):

Hayes Lemmerz Funding Company, LLC Form S-4 Registration Statement SEC File No. 333-107539-06

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, we respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement solely with respect to Hayes Lemmerz Funding Company, LLC (the “Registrant”), originally filed with the Commission on July 31, 2003. The related registration statement of HLI Operating Company, Inc. (“HLI”) and the continuing guarantors is not being withdrawn.

     The Registrant, a former indirect wholly owned subsidiary of Hayes Lemmerz International, Inc. (“Hayes”), was merged, pursuant to Hayes’ Plan of Reorganization, with and into HLI, with HLI surviving the merger. Accordingly, the Registrant is no longer a guarantor of the 10 1/2% Senior Notes covered by the registration statement of HLI and the continuing guarantors thereunder.

     Should you have any questions or want to discuss this matter further, please call the undersigned at (734) 737-5000.

Very truly yours,

/s/ Patrick C. Cauley
Name:	Patrick C. Cauley
Title:	General Counsel and
Secretary, HLI Operating
Company, Inc., successor by
merger to Hayes Lemmerz
Funding Company, LLC